UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated October 15, 2026 titled “Geopark Announces Third Quarter 2026 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2026 OPERATIONAL UPDATE

STABLE PRODUCTION IN COLOMBIA AND ACCELERATING GROWTH IN ARGENTINA

ADVANCING STRATEGIC ENTRY INTO VENEZUELA

Bogota, Colombia – October 15, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended September 30, 2026 (“3Q2026”).

GeoPark delivered solid operational performance in 3Q2026, supported by continued development and exploration activities across its core Colombian assets, including the Milano 1X discovery, and bringing five wells online in Vaca Muerta. In parallel, the Company advanced its next phase of growth, progressing toward the launch of its factory drilling campaign in Argentina and operational readiness in Venezuela.

Oil and Gas Production and Operations

●	3Q2026 consolidated average oil and gas production of 27,973 boepd, an increase of 2.6% versus 27,271 boepd in 2Q2026, supported by resilient operations in the Llanos 123[1] Block, the Platanillo[2] Block, and the CPO-5[3] Block in Colombia, as well as the start-up of Pad 1030 in the Loma Jarillosa Este Block[4] in Vaca Muerta
●	8 rigs in operation (3 drilling and 5 workover)
●	8 wells drilled and completed in Colombia, and 5 wells fractured and producing in Argentina
●	GeoPark announced its strategic expansion into Venezuela through the Bare Block, and is working to progress contractual milestones and operational and commercial readiness activities, targeting closing by the end of 4Q2026

Llanos 34 Block5: Strong Waterflooding and Polymer Projects Performance

●	3Q2026 average production of 15,393 boepd net (34,206 boepd gross), versus 15,697 boepd in 2Q2026
●	Waterflooding projects continued to deliver strong results in 3Q2026, contributing 6,745 boepd gross, or 19.7% of total production in the block, and remaining key to sustaining the field’s production base
●	Polymer flooding project progressed according to plan, currently injecting in four patterns, with new patterns expected before year end

CPO-5 Block: Sustained Production Stability and Positive Exploration Results

●	3Q2026 average production of 6,073 boepd net (20,242 boepd gross), versus 6,132 boepd in 2Q2026, supported by Indico field performance despite operational challenges arising from community blockades, which have been since resolved
●	Milano 1X exploration well was drilled during 3Q2026, encountering 22 feet of net pay in the Mirador Formation. The well has been completed and the production test that started on September 24 is averaging 1,000 bopd with a 30% water cut. The well remains under production test, and the results are being evaluated to assess the potential of the discovery

1 GeoPark operated, 50% working interest.

2 GeoPark operated, 100% working interest. GeoPark Colombia S.A.S. holds 100% ownership of Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block.

3 GeoPark non-operated, 30% working interest.

4 GeoPark operated, 100% working interest.

5 GeoPark operated, 45% working interest.

Argentina: Strong Production Growth Ahead of Full-Scale Development Drilling

●	3Q2026 average production of 2,108 boepd gross, an increase of 50.6% versus 1,400 boepd in 2Q2026, supported by the tie-in of the five newly fracked wells at Pad 1030 in the Loma Jarillosa Este Block
●	Loma Jarillosa Este Block:
-	Completed 180 hydraulic fracturing stages across the five wells on Pad 1030 and brought all five wells onstream, lifting current gross field production to over 5,000 boepd
-	Completed and tested the water disposal well
●	Puesto Silva Oeste Block[6]: Environmental Impact Assessment for the central processing facility approved on October 13, 2026

Llanos 123 Block: Development Drilling Continues to Support Growth

●	3Q2026 average production of 3,538 boepd net (7,076 boepd gross), 11.6% higher than 2Q2026, continuing the upward trend observed throughout 2026. Following the start of the Toritos Norte 2 well production test, the block’s gross production reached 8,000 bopd on September 30
●	Toritos Norte 2 development well encountered 34 feet of net pay in the Barco Formation. Production test started September 28, and current average production is 1,100 bopd with 5% water cut, validating the potential of the Toritos area

Putumayo: Platanillo Maintains Stable Production

●	3Q2026 average production of 862 boepd in the Platanillo Block versus 873 boepd in 2Q2026, preserving flexibility for future capital allocation decisions

Venezuela: Advancing Bare Block Operational and Business Readiness Following Strategic Entry

●	GeoPark is working closely with PDVSA to fulfill the contractual, regulatory and technical requirements including required plans, complementary agreements and approvals, targeting effectiveness of the CPPH contract and start of operations before end-2026, subject to applicable approvals and conditions
●	Joint technical work with PDVSA has advanced field assessments, well reactivation planning, facilities and infrastructure reviews, and preparation of the business and operational plans to support a phased brownfield redevelopment, initially focused on well reactivations
●	GeoPark activated its cross-functional integration program, advanced critical service procurement, was awarded the environmental baseline contract and progressed the organizational, commercial and operational capabilities required for a safe and orderly transition upon transaction closing

Upcoming Catalysts 4Q2026

●	Drilling 7-8 gross wells in 4Q2026 in Colombia and begin factory drilling in Argentina
●	Key projects include:
-	Llanos 34 Block: Drilling four infill wells in the Tigana field to complete the 17-well drilling campaign
-	CPO-5 Block: Drilling one exploration well
-	Argentina: Commence crude oil deliveries through pipeline to third-party processing facilities and spud the first pad of the factory drilling campaign
-	Llanos 123 Block: Currently evaluating the drilling of two development wells[7]
-	Llanos 87 Block[8]: Executing a workover campaign to reactivate the Zorzal field
-	Llanos 86 Block[9]: Drilling one exploration well

6 GeoPark operated, 95% working interest.

7 Subject to required approvals.

8 GeoPark operated, 50% working interest.

9 GeoPark operated, 50% working interest.

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2026, as compared to 3Q2025:

	3Q2026			3Q2025
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	25,865	25,865	-	26,208	-1%
Argentina[b]	2,108	1,991	702	-	-
Ecuador[c]	-	-	-	926	-100%
Brazil[d]	-	-	-	1,002	-100%
Total	27,973	27,856	702	28,136	-1%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,898 bopd in 3Q2026.
b)	The acquisition of a 100% operated working interest in the Loma Jarillosa Este and Puesto Silva Oeste blocks was completed on October 16, 2025, with the first production contribution recorded in 4Q2025.
c)	GeoPark divested the Espejo and Perico Blocks in Ecuador on December 9, 2025.
d)	GeoPark divested the Manati gas field in Brazil on December 12, 2025.

Quarterly Production

(boepd)	3Q2026	2Q2026	1Q2026	4Q2025	3Q2025
Colombia	25,865	25,871	25,819	25,629	26,208
Ecuador	-	-	-	650	926
Brazil	-	-	-	837	1,002
Argentina	2,108	1,400	1,430	1,234	-
Total[a]	27,973	27,271	27,249	28,351	28,136
Oil	27,856	27,162	27,141	27,431	27,149
Gas	117	109	108	921	987

a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share

Reporting Date for 3Q2026 Results Release, Conference Call and Webcast

GeoPark will report its 3Q2026 results on Tuesday, November 3, 2026, after market close.

GeoPark management will host a conference call on Wednesday, November 4, 2026, at 8:00 am (Eastern Standard Time) to discuss the 3Q2026 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/940669489

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 585-542-9983

Global Dial-In Numbers:

https://help.events.q4inc.com/eahc/international-dial-in-numbers

Passcode: 940669489

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

 INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the Company’s drilling campaign, waterflooding projects, polymer flooding projects, production guidance, closing of acquisition transactions and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: October 15, 2026